TWENTY SERVICES, INC.

P.O. Box 527

Pell City, Alabama 35125-0527

Telephone: (205) 884-7932

FAX: (205) 884-7928

October 2, 2008

Mr. Brittany Ebbertt

Staff Accountant

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	TWENTY SERVICES, INC.

Form 10-K	—	Year ended December 31, 2007
Form 10-K/A	—	Year ended December 31, 2007
Form 10-Q	—	Quarter ended March 31, 2008
Form 10-Q/A	—	Quarter ended March 31, 2008
Form 10-Q	—	Quarter ended June 30, 2008
File # 000-08488

Dear Ms. Ebbertt:

In accordance with our telephone conversation today, we are respectfully requesting an extension to respond to the comments in your letter dated September 16, 2008 as it relates to the revisions to the above referenced Form 10-K’s and Form 10-Q’s for the periods indicated.

Due to extenuating circumstances with Mr. Jack C. Bridges, Executive Vice-President, we request an extension to Friday, October 10, 2008.

Thank you for your assistance in this matter.

Sincerely,

/s/  Shirley B. Whitaker

Shirley B. Whitaker

Administrative Assistant

/sbw